SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment Number 5)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JERRICK MEDIA HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock with an Exercise Price of $0.20

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Jeremy Frommer

Chief Executive Officer

2050 Center Avenue, Suite 640

Fort Lee, New Jersey 07024

Tel: (201) 258-3770

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Joseph M. Lucosky, Esq.

Lawrence Metelitsa, Esq.

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

(732) 395-4400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$7,419,956	$900

*	Estimated for purposes of calculating the amount of the filing fee only. Jerrick Media Holdings, Inc. (“Jerrick” or the “Company”) is offering holders of 61,832,962 of certain of its warrants as more fully described herein the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share by tendering one-hundred thousand of the warrants in exchange for thirty-three thousand three-hundred thirty-three shares. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by using the average of the high and low prices of the Company’s common stock as reported by the OTCQB on February 8, 2019, which was $0.12. The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $121.20 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: Jerrick Media Holdings, Inc.
Form or Registration No.: N/A	Date Filed: February 14, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☑	Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2019 (“Schedule TO”), as amended on March 15, 2019 (“Amendment No. 1”), on March 22, 2019 (“Amendment No. 2”), on April 2, 2019 (“Amendment No. 3”) and Amendment No. 4 on April 10, 2019 (“Amendment No. 4”) relating to the offer by Jerrick Media Holdings, Inc., a Nevada corporation (the “Company”) to holders of certain of the Company’s outstanding warrants (the “Warrants”), each with an exercise price of $0.20, to receive an aggregate of 61,832,962 shares of the Company’s Common Stock, par value $0.001 per share (the “Shares”), to receive thirty-three thousand three-hundred thirty-three (33,333) Shares in exchange for every one-hundred thousand (100,000) Warrants tendered by the holders of Warrants (the “Exchange Ratio”). The offer is subject to the terms and conditions set forth in the Offer to Exchange, dated February 14, 2019, (the “Offer to Exchange”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), each as supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, this Amendment No. 5, the First Supplement to the Offer to Exchange Common Stock for Certain Outstanding Warrants dated March 15, 2019, a copy of which was filed as Exhibit (a)(1)(E) (the “First Supplement”), the Second Supplement to the Offer to Exchange Common Stock for Certain Outstanding Warrants dated March 22, 2019, a copy of which was filed as Exhibit (a)(1)(F) (the “Second Supplement”), by the Third Supplement to the Offer to Exchange Common Stock for Certain Outstanding Warrants dated April 2, 2019, a copy of which was filed as Exhibit (a)(1)(G) to the Third Amendment (the “Third Supplement”) and by the Fourth Supplement to the Offer to Exchange Common Stock for Certain Outstanding Warrants dated April 10, 2019, a copy of which was filed as Exhibit (a)(1)(H) to the Fourth Amendment (the “Fourth Supplement”).

The purpose of this Amendment No. 5 is to amend and supplement Amendment No. 1, Amendment, Amendment No. 2, Amendment No. 3, Amendment No. 4, the Schedule TO, and the Offer. Only those items amended are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in this Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement, the Offer to Exchange, and the Letter of Transmittal remains unchanged. This Amendment No. 5 should be read with the Schedule TO, the Offer to Exchange, the Letter of Transmittal, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, the First Supplement, the Second Supplement, the Third Supplement, and the Fourth Supplement.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On April 12, 2019, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m. (Eastern Daylight Time), on April 11, 2019. A copy of the press release is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(J)*	Public Announcement dated April 12, 2019

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JERRICK MEDIA HOLDINGS, INC.

Date: April 12, 2019	By:	/s/ Jeremy Frommer
		Name:	Jeremy Frommer
		Title:	Chief Executive Officer

2